UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission file number: 001-42389

BIOHARVEST SCIENCES INC.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

1140-625 Howe Street, Vancouver, British Columbia V6C 2T6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits:

Exhibit	Description
99.1*	Form 52-109F1 - Certification of Annual Filings – Full Certificate - CEO
99.2*	Form 52-109F1 - Certification of Annual Filings – Full Certificate - CFO
99.3**†!	Agreement dated March 31, 2024 between BioHarvest Ltd. and Enlivex Therapeutics R&D, Ltd.
99.4**†	Agreement dated March 31, 2024 among BioHarvest Ltd., Eitan On Investment Ltd. and Enlivex Therapeutics R&D, Ltd.
99.5***†!	Lease Agreement dated March 31, 2024 between BioHarvest Ltd. and Eitan On Investment Ltd.
99.6**†!	Agreement dated March 21, 2007 between BioHarvest Israel and State of Israel, Ministry of Agriculture & Rural Development, Agricultural Research Organization, The Volcani Center
99.7****†	Memorandum of Agreement dated July 12, 2023 between BioHarvest Israel and TBN Broadcasting of Texas, Inc.
99.8**†	Investor Relations Consulting Agreement dated February 15, 2024 between BioHarvest Sciences Inc. and MZHCI, LLC
99.9*!	Lease Agreement dated January 16, 2025 between BioHarvest Israel Ltd. and Sugart Ltd.

* Filed herewith.

** Previously filed with the SEC as an exhibit to Amendment No. 1 to the Company’s registration statement on Form 20-F/A dated and as filed with the SEC on July 24, 2024, and incorporated herein by reference.

*** Previously filed with the SEC as an exhibit to the Company’s registration statement on Form 20-F dated and as filed with the SEC on June 14, 2024, and incorporated herein by reference.

**** Previously filed with the SEC as an exhibit to Amendment No. 2 to the Company’s registration statement on Form 20-F/A dated and as filed with the SEC on August 14, 2024, and incorporated herein by reference.

† Portions of this exhibit have been redacted in compliance with Regulation S-K Items 601(a)(5) and 601(b). The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

! This document or a portion thereof is in Hebrew and is accompanied by an English translation or summary in accordance with Rule 12(b)-12(d) of the Exchange Act (17 CFR 240.12b-12(d)).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOHARVEST SCIENCES INC.
(Registrant)

Date: March 31, 2025	/s/ Ilan Sobel
Name: Ilan Sobel
Title: Chief Executive Officer